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                                                              Page 1 of 10 pages

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                        Enterprise Products Partners L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    293792107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Jose-Alberto Lima
                                    President
                            Shell US Gas & Power LLC
                         1301 McKinney Street, Suite 700
                                Houston, TX 77010
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 29, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 293792107                                          Page 2 of 10 pages
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell US Gas & Power LLC
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*
          00(1)
--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
                                      -0-
           NUMBER OF       -----------------------------------------------------
            SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY                   36,572,122
             EACH          -----------------------------------------------------
           REPORTING
            PERSON         9        SOLE DISPOSITIVE POWER
             WITH                     -0-
                           -----------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                      36,572,122
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     36,572,122
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.1%(2)
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON
      OO(3)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) The source of funds is the contribution of Shell US Gas & Power LLC interest in Tejas Natural Gas Liquids, LLC.

(2) Based on 361,986,867 issued and outstanding Common Units as of November 4, 2004.

(3) Delaware Limited Liability Company

                                  SCHEDULE 13D

CUSIP NO. 293792107                                          Page 3 of 10 pages
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Oil Company
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
                                     -0-
           NUMBER OF       -----------------------------------------------------
            SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY                   36,572,122
             EACH          -----------------------------------------------------
           REPORTING
            PERSON         9        SOLE DISPOSITIVE POWER
             WITH                    -0-
                           -----------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                      36,572,122
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        36,572,122
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.1%(1)
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Based on 361,986,867 issued and outstanding Common Units as of November 4, 2004.

                                  SCHEDULE 13D

CUSIP NO. 293792107                                           Page 4 of 10 pages
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SWEPI LP
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*
     AF
--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
                                     -0-
           NUMBER OF       -----------------------------------------------------
            SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY                   36,572,122
             EACH          -----------------------------------------------------
           REPORTING
            PERSON         9        SOLE DISPOSITIVE POWER
             WITH                    -0-
                           -----------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                      36,572,122
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        36,572,122
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.1%(1)
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Based on 361,986,867 issued and outstanding Common Units as of November 4, 2004.

                                  SCHEDULE 13D
CUSIP NO. 293792107                                        Page 5 of 10 pages
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Gas Pipeline Corp. #2
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*
     AF
--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
                                     -0-
           NUMBER OF       -----------------------------------------------------
            SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY                   36,572,122
             EACH          -----------------------------------------------------
           REPORTING
            PERSON         9        SOLE DISPOSITIVE POWER
             WITH                    -0-
                           -----------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                      36,572,122
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        36,572,122
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.1(1)
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Based on 361,986,867 issued and outstanding Common Units as of November 4, 2004.

                                  SCHEDULE 13D

CUSIP NO. 293792107                                          Page 6 of 10 pages
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Gas Gathering Corp. #2
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     AF
--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
                                     -0-
           NUMBER OF       -----------------------------------------------------
            SHARES
         BENEFICIALLY      8        SHARED VOTING POWER
           OWNED BY                  36,572,122
             EACH          -----------------------------------------------------
           REPORTING
            PERSON         9        SOLE DISPOSITIVE POWER
             WITH                    -0-
                           -----------------------------------------------------

                           10       SHARED DISPOSITIVE POWER
                                     36,572,122
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       36,572,122
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.1%(1)
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Based on 361,986,867 issued and outstanding Common Units as of November 4, 2004.

                                                              Page 7 of 10 pages

                         AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 on Schedule 13D/A ("Amendment No. 4") to the Statement on
Schedule 13D ("Schedule 13D") is filed on behalf of each of (i) Shell US Gas & Power LLC ("Shell Gas & Power") as the direct beneficial owner of Common Units and (ii) by virtue of their respective direct holdings of securities of Shell Gas & Power (as described below on this statement) by Shell Oil Company ("Shell Oil"), SWEPI LP ("SWEPI"), Shell Gas Pipeline Corp. #2 ("Shell Pipeline"), and Shell Gas Gathering Corp. #2 ("Shell Gathering") (collectively, the "Reporting Entities"). Subsequent to Amendment No. 2 to this Schedule 13D, Shell Seahorse Company ("Shell Seahorse") merged into Shell Pipeline, with Shell Pipeline as the surviving entity.

This Amendment No. 4 is filed to reflect the sale on December 29, 2004 by Shell Gas & Power of 4,427,878 Common Units representing limited partnership interests to Kayne Anderson MLP Investment Company. Shell Gas & Power also granted Kayne Anderson an option to acquire additional Common Units from Shell Gas & Power. This option expires 90 days from December 29, 2004 (the "Anniversary Date"). The number of Common Units that may be acquired by Kayne Anderson pursuant to this option is that number of Common Units equal to the aggregate purchase price of $50,000,000 divided by 0.935 times the average closing price of Common Units on the New York Stock Exchange during a 20-trading day period terminating 5 trading days prior to the Anniversary Date. Under certain circumstances, the reference date for making this calculation may be deferred by an additional ten trading days.

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

Directors and executive officers of the Reporting Entities are listed on Attachment 1 hereto. None of the Reporting Entities, nor any of their directors or executive officers, have been, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 1. Security and Issuer

         No change to this item.

Item 2. Identity and Background

         Paragraph 2 in subsection (a) of this Item is deleted in its entirety and replaced with the following:

                  Shell Gas & Power is the beneficial holder of approximately 10.1% of the outstanding Common Units of the Issuer. Shell Oil, SWEPI, Shell Pipeline and Shell Gathering are the holders of 100% of the common membership interests, and approximately 2.33%, 17.14%, 64.15% and 16.38%, respectively, of the total ownership interests, in Shell Gas & Power. Each of SWEPI, Shell Pipeline and Shell Gathering is an indirect, wholly owned subsidiary of Shell Oil. Together, Shell Oil, SWEPI, Shell Pipeline and Shell Gathering may be deemed to control Shell Gas & Power.

Item 3. Source and Amount of Funds or Other Consideration

         No change to this Item

Item 4. Purpose of Transaction

         No change to this item.

                                                              Page 8 of 10 pages

Item 5. Interest in Securities of the Issuer

         Paragraphs (a) and (c) of this Item are hereby deleted in their entirety and replaced with the following:


                  (a) There were 361,986,867 Common Units outstanding as of November 4, 2004. The Reporting Entities are deemed to be the beneficial owners of 36,572,122 Common Units. The Common Units represent 10.1% of the outstanding Common Units, and a 9.9% equity interest in the Issuer after taking into account the 2% equity interest held by the Issuer's general partner.

                  (c) None of the Reporting Entities, nor, to the best of their knowledge, any person listed on Schedule 1 hereto, has effected any transactions in the Common Units during the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

         An additional paragraph is added to this Item as follows:

                  In connection with the sale of Common Units by Shell Gas & Power to Kayne Anderson on December 29, 2004, Shell Gas & Power and Kayne Anderson entered into a Common Unit Purchase Agreement dated December 28, 2004 (the "Common Unit Purchase Agreement"), and a Registration Rights Assignment Agreement dated December 29, 2004 (the "Assignment Agreement"). In addition, Kayne Anderson entered into a Counterpart to the Registration Rights Agreement.


Item 7. Material to be filed as Exhibits.

*Exhibit A - Agreement re Joint Filing of Schedule 13D
*Exhibit B - Contribution Agreement
*Exhibit C - Unitholder Rights Agreement
*Exhibit D - Enterprise Partners Amended Partnership Agreement
*Exhibit E - Registration Rights Agreement
*Exhibit F - Press release issued September 15, 2003 by Shell Gas & Power *Exhibit G - Press release issued September 15, 2003 by the Issuer, incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by Enterprise Products Partners L.P. on September 15, 2003
*Exhibit H - Amendment No. 1 to Unitholder Rights Agreement, incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K filed by Enterprise Products Partners L.P. on September 15, 2003
 Exhibit I - Common Unit Purchase Agreement
 Exhibit J - Assignment Agreement


---------
* previously filed

                                                              Page 9 of 10 pages


                                   SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  December 30, 2004

                                          SHELL US GAS & POWER LLC


                                          By:    LEE.B.D. STREBEL
                                                Name:  Lee B.D. Strebel
                                                Title: Vice President

                                          SHELL OIL COMPANY


                                          By:   ANNE-MARIE ROY
                                                Name:  Anne-Marie Roy
                                                Title: Assistant Secretary

                                          SWEPI LP


                                          By:    ANNE-MARIE ROY
                                                Name:  Anne-Marie Roy
                                                Title: Assistant Secretary

                                          SHELL GAS PIPELINE CORP.#2


                                          By:    ANNE-MARIE ROY
                                                Name:  Anne-Marie Roy
                                                Title: Assistant Secretary

                                          SHELL GAS GATHERING CORP.#2


                                          By:    ANNE-MARIE ROY
                                                Name:  Anne-Marie Roy
                                                Title: Assistant Secretary

                                                             Page 10 of 10 pages


                                INDEX TO EXHIBITS

*Exhibit A   Agreement of Joint Filing
*Exhibit B   Contribution Agreement
*Exhibit C   Unitholder Rights Agreement
*Exhibit D   Enterprise Partners Amended Partnership Agreement
*Exhibit E   Registration Rights Agreement
*Exhibit F - Press release issued September 15, 2003 by Shell Gas & Power *Exhibit G - Press release issued September 15, 2003 by the Issuer, incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by Enterprise Products Partners L.P. on September 15, 2003
*Exhibit H - Amendment No. 1 to Unitholder Rights Agreement, incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K filed by Enterprise Products Partners L.P. on September 15, 2003
 Exhibit I - Common Unit Purchase Agreement
 Exhibit J - Assignment Agreement


---------
* previously filed

ATTACHMENT 1

                        DIRECTORS AND EXECUTIVE OFFICERS


                           SHELL US GAS AND POWER LLC
                            SHELL GAS PIPELINE CORP.

NAME AND BUSINESS ADDRESS           CITIZENSHIP            POSITION
Jose Alberto-Lima                   Brazil                 Director
1301 McKinney Street                                       President
Houston, Texas 77010

J.V. Cramer                         U.S.A.                 Director
1301 McKinney Street                                       VP Finance
Houston, Texas 77010

L.B.D. Strebel                      U.S.A.                 Director
1301 McKinney Street                                       VP Portfolio
Houston, Texas 77010                                       Management



                                SHELL OIL COMPANY

NAME AND BUSINESS ADDRESS           CITIZENSHIP            POSITION
L.L. Elsenhans                      U.S.A.                 Director
910 Louisiana Street                                       President
Houston, Texas 77002

R. J. Decyk                         U.S.A.                 Director
910 Louisiana Street                                       Sr. Vice President
Houston, Texas 77002                                       Corporate Affairs
                                                           and Human Resources

G.M. Cowan                          UK                     Director
910 Louisiana Street                                       CFO, Vice
Houston, Texas 77002                                       President,
                                                           Finance

C. A. Lamboley                      U.S.A.                 Director, Sr. Vice
910 Louisiana Street                                       President, Legal
Houston, Texas 77002                                       General Counsel
                                                           Corp. Secretary

T. T. Coles                         U.S.A.                 Vice President,
910 Louisiana Street                                       Tax
Houston, Texas 77002

                                    SWEPI LP

NAME AND BUSINESS ADDRESS           CITIZENSHIP            POSITION
W.D. Purvis                         U.S.A.                 Director
200 N. Dairy Ashford                                       President
Houston, Texas 77479

J.C. Rambousek                      U.S.A.                 Director
200 N. Dairy Ashford
Houston, Texas 77479

W. T. Mooney                        U.S.A.                 Director
910 Louisiana Street                                       Vice-President,
Houston, Texas 77002                                       Tax


                          SHELL GAS GATHERING CORP. #2

NAME AND BUSINESS ADDRESS           CITIZENSHIP            POSITION
Jose Alberto-Lima                   Brazil                 Director
1301 McKinney Street                                       President
Houston, Texas 77010

L.B.D. Strebel                      U.S.A.                 Director
1301 McKinney Street
Houston, Texas 77010

D.V. Krenz                          U.S.A.                 President
1301 McKinney Street
Houston, Texas 77010

J.V. Cramer                         U.S.A.                 Vice President
1301 McKinney Street                                       Finance
Houston, Texas 77010